FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934
For November 2005

Commission File Number: 1-3788

N.V. Koninklijke Nederlandsche

Petroleum Maatschappij
(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company

(Translation of registrant’s name into English)

The Netherlands

(State or Other Jurisdiction of Incorporation or Organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Royal Dutch Petroleum Company

Royal Dutch Petroleum Company (the “Registrant”) is filing the following exhibit on this Report on Form 6-K, which is hereby incorporated by reference:

Exhibit	Description
No.

99.1	Notice of Extraordinary General Meeting of Shareholders of Royal Dutch Petroleum Company.

The Registrant, Royal Dutch Shell plc (“Royal Dutch Shell”) and Shell Petroleum N.V. (“SPNV”) filed a Schedule 13E-3 on November 3, 2005 (as amended and supplemented on November 14, 2005), in connection with the restructuring of certain subsidiaries of Royal Dutch Shell (including the merger of the Registrant into SPNV) whereby Royal Dutch Shell expects to acquire all of the outstanding interests in the Registrant not currently owned by Royal Dutch Shell or SPNV. This Report on Form 6-K contains the Notice of Extraordinary General Meeting of Shareholders of Royal Dutch. This Extraordinary General Meeting has been convened for December 16, 2005, for the purposes of voting to approve certain aspects of these transactions and appointing the auditors of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY

(Registrant)

By:	/s/ JEROEN VAN DER VEER

Name: Jeroen van der Veer
Title: Chief Executive

By:	/s/ MICHIEL BRANDJES

Name: Michiel Brandjes
Title: Company Secretary

Date: November 18, 2005